UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2012

or

[  ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission file number 001-007763

A.  Full title of the plan and address of the plan, if different from that of the issuer named below:

Met-Pro Corporation Employee Stock Ownership Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Met-Pro Corporation
160 Cassell Road
PO Box 144
Harleysville, PA 19438

MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2012 AND 2011

MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

CONTENTS

Contents

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrator
Met-Pro Corporation Salaried Employee
  Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Met-Pro Corporation Salaried Employee Stock Ownership Plan as of January 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of January 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets (held at end of year) as of January 31, 2012 and reportable (5%) transactions for the year ended January 31, 2012 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Marcum llp

Marcum LLP
Bala Cynwyd, PA
July 30, 2012

Contents
MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

JANUARY 31, 2012 AND 2011

	2012	2011

Assets

Investments	$2,964,287	$3,328,084
Cash	80	25

Net Assets Available for Benefits	$2,964,367	$3,328,109

The accompanying notes are an integral part of these financial statements.

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MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED JANUARY 31, 2012 AND 2011

	2012	2011

Investment (Loss) Income
Dividends	$77,471	$76,975
Realized gain on sale of investments	269,261	50,884
Net (depreciation) appreciation in market
value of investments	(363,797)	397,589

Total Investment (Loss) Income	(17,065)	525,448

Deductions
Benefits paid to participants	346,677	95,894
Other expenses	--	91

Total Deductions	346,677	95,985

Net (Decrease) Increase	(363,742)	429,463

Net Assets Available for Benefits
Beginning of year	3,328,109	2,898,646

End of year	$2,964,367	$3,328,109

The accompanying notes are an integral part of these financial statements.

Contents
MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2012 AND 2011

Note 1 - Description of Plan

The following brief description of the Met-Pro Corporation (“the Company”) Salaried Employee Stock Ownership Plan (“the Plan”) is provided for general information purposes only.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan covers all salaried employees who work at least 1,000 hours per year, have attained the age of 21 and have completed one year of employment.

Contributions

The Plan document provides that the Company may make discretionary contributions to the Plan. Participants are not permitted to make contributions. Although the Company has not formally frozen the Plan, effective as of April 1, 1999, the date upon which the Company’s 401(k) Plan was established, the Company discontinued further contributions to the Plan.

Dividends

Dividends are used to purchase additional shares of Company stock and are allocated to participant accounts proportionally.

Diversifications

The plan document provides that participants who have attained age 55 and who have ten years of service can elect to have up to 25% (or 50% with respect to the last year of the qualified election period) of their account balance invested in assets other than Company stock.

Participant Accounts

Each participant’s account is credited with an allocation of (a) the Company's contribution, if any, (b) dividends, (c) gains or losses on investments and (d) a proportional share of plan expenses.  Allocations are based on participants’ earnings or account balances, as defined.

Contents
MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2012 AND 2011

Note 1 - Description of Plan (continued)

Vesting

The cash and common stock allocated to a participant's account are vested in accordance with the vesting schedules set forth in the Plan agreement.  At January 31, 2012 and 2011 all participants in the Plan were fully vested.

Payment of Benefits

Distributions, which are in the form of Company stock, shall commence no later than the last day of the plan year following the plan year in which any of the following events occur: (a) a participant reaches normal retirement date, as defined, (b) a participant separates service from the Company, (c) a participant becomes permanently disabled or dies or (d) the employer terminates the Plan (see Plan Termination).

Applicable dividends paid on Company stock may be paid to the Plan and distributed no later than ninety days after the close of the plan year or reinvested in qualifying Company securities at the participant’s election.

Plan Termination

In the event that the Plan is terminated, net assets would be allocated among the participants and eligible beneficiaries in the order provided by the Employee Retirement Income Security Act of 1974 (ERISA).  Although it has not expressed an intent to do so, the sponsor may terminate the Plan at any time.

Concentrations

Substantially all of the Plan’s assets are invested in Met-Pro Corporation common stock.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting except for participant benefit payments which are recorded when paid.

Contents
MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2012 AND 2011

Note 2 - Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

The Plan’s assets consist principally of Met-Pro Corporation common stock and are stated at fair value based on the quoted market price as reported by the New York Stock Exchange.  Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Fair Value Measurements

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurements and Disclosures”, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 Fair Value Measurements

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs in measuring fair value. The Plan uses the market approach valuation technique to value its investments. The market approach uses prices and other pertinent information generated from market transactions involving identical or comparable assets or liabilities. The types of factors that the Plan may take into account in fair value pricing the investments include available current market data, including relevant and applicable market quotes. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and

Contents
MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2012 AND 2011

Note 2 - Summary of Significant Accounting Policies (continued)

Fair Value Measurements (continued)

considers factors specific to the asset or liability.

The fair value of the Met-Pro Corporation common stock is based on quoted market prices.

Level 2 Fair Value Measurements

Inputs to the valuation methodology include

●	quoted prices for similar assets or liabilities in active markets;
●	quoted prices for identical or similar assets or liabilities in inactive markets;
●	inputs other than quoted prices that are observable for the asset or liability;
●	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.  The Plan does not maintain Level 2 assets.

Level 3 Fair Value Measurements

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.  The Plan does not maintain Level 3 assets.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of January 31, 2012 and 2011:

	Assets at Fair Value as of January 31, 2012:
Description	(Level 1)	(Level 2)	(Level 3)	Total
Assets:
Investments:
Met-Pro Corporation
common stock	$2,964,287	$ --	$ --	$2,964,287

Contents
MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2012 AND 2011

Note 2 - Summary of Significant Accounting Policies (continued)

Fair Value Measurements (continued)

	Assets at Fair Value as of January 31, 2011:
Description	(Level 1)	(Level 2)	(Level 3)	Total
Assets:
Investments:
Met-Pro Corporation
common stock	$3,328,084	$ --	$ --	$3,328,084

Recently Issued Accounting Pronouncement

In May 2011, the FASB issued Accounting Standards Update (“ASU”) No. 2011-04, Fair Value Measurement (Topic 820). This updated accounting guidance establishes common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRS). This guidance includes amendments that clarify the intent about the application of existing fair value measurements and disclosures, while other amendments change a principle or requirement for fair value measurements or disclosures. This guidance is effective for interim and annual periods beginning after December 15, 2011.  The adoption of this standard is not expected to have a material impact on the Plan’s financial statements.

Note 3 – Investments

The Plan’s investments as of January 31 representing 5% or more of the Plan's assets are as follows:

	2012		2011
		Current		Current
	Cost	Value	Cost	Value
Met-Pro Corporation common
stock, 282,582 and 306,736
shares for 2012 and 2011,
respectively	$1,163,866	$2,964,287	$1,165,434	$3,328,084

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MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2012 AND 2011

Note 4 - Income Tax Status

Met-Pro Corporation received a favorable tax determination letter from the Internal Revenue Service (“IRS”) dated September 20, 2011, indicating that the Plan meets the requirements of Section 401(a) and 4975(e)(7) of the Internal Revenue Code (“Code”) and is exempt from federal income taxes under Section 501(a) of the Code.  As such, the Plan’s assets are exempt from federal income tax, and participant tax-deferred contributions and amounts contributed by participating employers are not taxed to the employee until distributed to the Plan.  Continued compliance with applicable provisions of the Code is required to maintain this tax-exempt status.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of January 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audit, however, there are currently no audits for any tax periods in progress.  The plan administrator believes that the Plan is no longer subject to income tax examinations for years prior to 2008.

Note 5 - Administration of Plan Assets

Certain fees of the Plan are paid by the Plan’s sponsor.  Certain administrative functions are performed by employees of the Company.  No employees received compensation from the Plan.

Note 6 - Related Party Transactions

The Plan’s investments are shares of the Plan’s sponsor common stock.  These transactions qualify as party-in-interest transactions. The investments with Met-Pro Corporation were $2,964,287 and $3,328,084 at January 31, 2012 and 2011, respectively.  The Plan received $77,471 and $76,975 of dividends from Met-Pro Corporation which were used to purchase additional shares during the years ended January 31, 2012 and 2011, respectively.  Sales of Met-Pro Corporation common stock were $346,677 and $95,894 for the years ended January 31, 2012 and 2011, respectively.

Contents
MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2012 AND 2011

Note 7 - Risks and Uncertainties

Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

Note 8 - Subsequent Events

The Plan evaluates events that have occurred after the balance sheet date but before the financial statements are issued.  Based upon the evaluation, the Plan did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the financial statements.

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MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

EIN: 23-1683282
PLAN #004
SCHEDULE H, ITEM 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
JANUARY 31, 2012

(a)	(b)	(c)	(d)	(e)

Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor	Rate of Interest, Collateral,		Current
	or Similar Party	Par or Maturity Value	Cost	Value

*	Met-Pro Corporation	282,582 shares of common stock,	$1,163,866	$2,964,287
$.10 par value

* Party-in-Interest

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MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

EIN: 23-1683282
PLAN #004
SCHEDULE H, ITEM 4j - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS
FOR THE YEAR ENDED JANUARY 31, 2012

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)

CURRENT
					EXPENSE		VALUE OF
	DESCRIPTION OF ASSET				INCURRED		ASSET ON
IDENTITY	(INCLUDING INTEREST				WITH	COST	TRANS-
OF PARTY	RATE AND MATURITY	PURCHASE	SELLING	LEASE	TRANS-	OF	ACTION	NET
INVOLVED	IN CASE OF A LOAN)	PRICE	PRICE	RENTAL	ACTION	ASSET	DATE	GAIN

Met-Pro	30,897 shares of Met-Pro	$65,971	$335,232			$65,971	$335,232	$269,261
Corporation	Corporation common stock

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MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

  Met-Pro Corporation Salaried Employee Stock Ownership Plan

Dated: July 30, 2012	By:	/s/ Neal E. Murphy
Neal E. Murphy
Vice President - Finance

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MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

Exhibit Index

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm - Marcum llp